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                             January 11, 2021

       Daniel Chin
       General Counsel
       Arrival Group
       1, rue Peternelchen
       L-2370 Howald
       Grand Duchy of Luxembourg

                                                        Re: Arrival Group
                                                            Registration
Statement on Form F-4
                                                            Filed December 15,
2020
                                                            File No. 333-251339

       Dear Mr. Chin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed December 15, 2020

       Cover Page

   1. We note that your cover page is four pages long. Please revise to limit your cover page in accordance with Item
501(b) of Regulation S-K.
   2. We note your disclosure on page 69 that Holdco will be controlled by Kinetick S.a.r.l., the majority Arrival
Shareholder, after the completion of the business combination and that as long as Kinetik
beneficially owns 30% of the outstanding shares, Kinetik has the right to propose for appointment
a majority of the board of directors. Please revise your
                                                        disclosure here, in the
summary, and on page 116 to clearly state this information, and indicate whether Holdco
will be a controlled company under Nasdaq listing rules.
 Daniel Chin
Arrival Group
January 11, 2021
Page 2
Questions and Answers About the Business Combination, page 6

3. Please add a section describing the interests of the subscribers of the PIPE shares, including a comparison of the price that they will pay for the 40 million shares of CIIG
         Class A Common Stock compared to the market value of the shares based on the Nasdaq closing price on the record date.
Who is Arrival?, page 9

4. Please revise your disclosure in this section to state that Arrival's vehicles are in the development stage and that it does not expect its first vehicle to be produced until the fourth quarter of 2021, if at all.
What interests do CIIG's current officers and directors have in the Business Combination?, page
11

5. Please revise your disclosure to provide the price that the sponsor and CIIG's directors paid for the shares.
6.       If material, please quantify the out-of-pocket expenses incurred by
CIIG   s directors that
         would be eligible for reimbursement.
Summary of the Proxy Statement/Prospectus
Accounting Treatment, page 32

7. We note that the business combination will be accounted for as a reverse merger recapitalization under IFRS with the net assets of CIIG Merger Corp. ("CIIG"), the accounting acquiree, stated at historical cost and no goodwill or other intangible assets recorded. To help us better understand your accounting, please address the following:

                Summarize for us your reasons for concluding that CIIG does not represent a business as defined under IFRS 3.

             Explain to us in sufficient detail how the accounting described here and the pro forma adjustments presented on the pro forma balance sheet, including adjustment (4), reflect the guidance in IFRS 2. Clarify to us how your presentation determines and treats the excess of the deemed acquisition cost over the CIIG cash
FirstName LastNameDaniel Chin
           balances and other net assets acquired as a cost of obtaining a listing that is accounted
Comapany for
           NameArrival    Group
               as an expense pursuant to IFRS 2.8.
January 11, 2021 Page 2
FirstName LastName
 Daniel Chin
FirstName  LastNameDaniel Chin
Arrival Group
Comapany
January 11,NameArrival
            2021       Group
January
Page 3 11, 2021 Page 3
FirstName LastName
Risk Factors
While Arrival has received orders for vehicles..., page 45

8. Please provide more information regarding the nature of the orders for the electric vehicles. Please state whether potential customers have paid any deposits, made any commitments, or will be required to pay any penalties for cancellation. In addition, since you do not anticipate being able to deliver vehicles until 2022 at the earliest, please clarify your disclosure that the anticipated lead times are initially expected to be up to six months.
Arrival   s ability to execute its microfactory production model..., page 47

9. Please disclose how many operational microfactories you have currently, or how many you have planned and when they will open for production. Provide similar disclosure on page 148. In this regard, we note your statement on page 60 that "Arrival has microfactories and employees in both the UK and other European countries."
The UPS order constitutes substantially all of the current orders..., page 47

10. We note your disclosure that the UPS order for 10,000 vans constitutes a substantial portion of existing orders for Arrival vehicles. Please revise your disclosure to state what percentage of your existing orders are from UPS. Please also clarify if you have any orders for the Arrival Bus, which we note is expected to commence production by the end of 2021 with sales expected to begin in early 2022, while the Arrival Van is scheduled to start production and sales in the third quarter of 2022.
11. We note that your agreement with UPS is subject to modification or cancellation. Please revise your disclosure to fully describe UPS' obligations under the agreement, including under what circumstances they may modify or cancel the agreement. Please discuss whether the terms of the UPS order differ from other orders that Arrival has received, particularly with respect to deposits or cancellation fees. Please make corresponding revisions to your disclosure on page 150.
Arrival is subject to risks related to health epidemics and pandemics..., page
61

12. We note your statements that COVID-19 "could adversely affect Arrival s start-up and
         manufacturing plans" and that "If Arrival   s workforce is unable to
work effectively,
         including due to illness, quarantines, government actions or other restrictions in
         connection with COVID-19, Arrival   s operations will be adversely
affected" (emphases
         added). Please tell us whether COVID-19 has adversely affected your start-up and manufacturing plans and workforce, and revise your disclosure here and on page 173 as applicable. Refer to CF Disclosure Guidance Topics No. 9 and 9A
regarding
         Coronavirus (COVID-19).
 Daniel Chin
FirstName  LastNameDaniel Chin
Arrival Group
Comapany
January 11,NameArrival
            2021       Group
January
Page 4 11, 2021 Page 4
FirstName LastName
The rights of our shareholders and responsibilities of our directors and officers are governed by
Luxembourg law..., page 74

13. Please summarize here the material differences between Delaware and Luxembourg law applicable to CIIG stockholders and Holdco shareholders. For example, we note that while a stockholder may bring a derivative action on a company
s behalf to enforce
         the rights of a company under Delaware law, the board of directors has sole authority to
         decide whether to initiate legal action to enforce a company   s
rights under Luxembourg
         law. As another example, Luxembourg law does not provide for class action lawsuits.
CIIG   s Board of Directors    Reasons for the Approval of the Business
Combination, page 106

14. In several places, you state that the total aggregate purchase price of your agreement with
         UPS is $1.2 billion. In each instance where you discuss this, please clarify that this aggregate price relates to both the purchase of 10,000 vans and the option to purchase an additional 10,000 vans and disclose that this agreement may be cancelled or modified by
         UPS at any time.
Certain Unaudited Arrival Prospective Financial Information, page 111

15. We note your presentation of summarized prospective financial and non-financial information on page 113. Please revise to address the following:

                If a material portion of your projected revenues and gross profit are concentrated with an individual customer(s), such as UPS, separately quantify and discuss these concentrations. If UPS does represent a significant portion of your prospective revenues and/or gross profit, supplement the projection information to indicate, consistent with your disclosure on page 169, that the vehicle sales agreement with
              UPS may be cancelled or modified by UPS at any time.

                In regards to the prospective non-financial information disclosed, please clarify if the quantified vehicle units represent projected units produced or projected units sold.
The Business Combination Agreement
Termination of the Business Combination Agreement, page 124

16. Please state if the parties agreed to pay any fees in the event that the business combination agreement is terminated.
Key Agreements, Partnerships and Suppliers, page 150

17. Please file the LG Chem supply agreement as an exhibit to the registration statement, or please explain why you do not believe you are required to do so. Daniel Chin
FirstName  LastNameDaniel Chin
Arrival Group
Comapany
January 11,NameArrival
            2021       Group
January
Page 5 11, 2021 Page 5
FirstName LastName
Microfactories, page 154

18. For comparison, please provide the approximate square footage of traditional OEM facilities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Andrew Blume at 202-551-3254 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Anne Parker at 202-551-3611 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing